PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

6 September 2002

02 SEP 13 AM 9: 16

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Seven Forms G88(2) - Return of Allotments of Shares
2. Two announcements Nos. AVS 260721 & 433353
3. One Schedule 11
4. Press Releases –
   - ***Penguin Education and the New York Times expand.........***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

9/6

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	08	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,201		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	560p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 3,201
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 22/8/02

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN6210 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	8	2002	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,139		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	1.435p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BNY Nominees Limited BO 011 Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 1,139
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 22/8/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/cn/6316 Tel : **01903 833692**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	AUG	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	~~7283~~ 7283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED	Class of shares allotted	Number allotted
Address 80 STRAND LONDON	ORDINARY	~~7283~~ 7283
UK Postcode WC2R 0RL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20/8/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
27	AUG	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2145		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.56		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 2145
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Cone **Date** 5/9/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address,
Telephone number and, if available,
A DX number and Exchange of the

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	8	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	715,979		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	8.3725p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BNY /Nominees/ Limited BO011 Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 715,979
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3/9/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/TW/6414 Tel : **01903 833692**
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	08	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,113		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	625p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 6,113
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed John Cosse **Date** 3/9/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN6269 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
27	8	2002	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	402		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.728p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 402
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3/9/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/6410

Tel : **01903 833692**

DX number DX exchange

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

21 August 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 260721

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 72,880,472 shares, now represents 9.10% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

S. Jones.

Stephen Jones
Deputy Secretary

AS : 260721

As of 19 August 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**72,880,472**	**9.10%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	41,716,167.00	5.21%
• Capital International Limited	13,186,123.00	1.65%
• Capital International S.A.	3,637,215.00	0.45%
• Capital International, Inc.	6,723,695.00	0.84%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule A

Schedule of holdings in Pearson plc
As of 19 August 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	6,084,307
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	967,290
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	16,163,896
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	443,635
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	8,704,300
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,774,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	900,200

Citibank London 11 Old Jewry London EC2R 8D8 UK	647,686
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,883,892
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	19,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	78,400
State Street Bank & Trust Co.	58,100
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
New Account Nominee Information Not Available	270,000
Citibank NA Toronto	29,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	5,100

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	15,700
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	71,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	590,861
Clydesdale Bank plc	2,300
TOTAL	**41,716,167**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	362,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,425,592
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,993,226
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	47,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,574,458
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	8,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	106,127
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	242,559

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,018,422
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	45,600
State Street Bank & Trust Co.	329,500
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	31,500
Citibank NA Toronto	7,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	713,636
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	981,400
Mellon Bank N.A. London Branch London United Kingdom	47,716

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	27,525
Bank One London	153,100
Clydesdale Bank plc	61,800
TOTAL	**13,186,123**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	10,636
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	91,727
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,295,599
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	438,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	329,318
Citibank London 11 Old Jewry London EC2R 8D8 UK	27,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	50,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,900
Morgan Stanley	4,300
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	894,218
State Street Bank & Trust Co.	27,000
National Westminster Bank	76,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	72,500
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	44,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	12,827
Citibank NA Toronto	12,000

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	121,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	104,600
TOTAL	**3,637,215**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,800,683
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	673,990
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,289,440
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	141,500
Deutsche Bank Mannheim	11,600
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	647,298

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	96,400
State Street Bank & Trust Co.	772,500
Citibank	22,400
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	23,900
Citibank NA Toronto	105,957
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	62,700
Chase Manhattan Nominee Ltd. Australia	13,327
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**6,723,695**

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		7,117,272
	TOTAL	**7,617,272**

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

5 September 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 433353

Dear Sirs

Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 77,465,345 shares, now represents 9.66% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

Yours faithfully

Julia Casson

Julia Casson
Company Secretary

As of 3 September 2002

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	77,465,345	9.67%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	48,044,167.00	6.00%
• Capital International Limited	11,055,396.00	1.38%
• Capital International S.A.	3,743,515.00	0.47%
• Capital International, Inc.	7,004,995.00	0.87%
• Capital Research and Management Company	7,617,272.00	0.95%

Schedule A

Schedule of holdings in Pearson plc
As of 3 September 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	7,246,307
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,104,790
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	19,089,796
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	512,835
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	9,811,500
Deutsche Bank Mannheim	2,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,088,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,049,100

Citibank London 11 Old Jewry London EC2R 8D8 UK	766,086
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,450,192
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	20,800
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	87,600
State Street Bank & Trust Co.	58,100
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	3,100
Citibank NA Toronto	35,300
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	5,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	15,700

ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	80,200
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	614,861
Clydesdale Bank plc	2,300
TOTAL	**48,044,167**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	364,662
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,079,892
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,266,526
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	57,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,467,058
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	8,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	80,000
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	242,559

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,661,322
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	8,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	45,600
State Street Bank & Trust Co.	211,000
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	31,500
Citibank NA Toronto	7,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	639,236
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	578,800
Mellon Bank N.A. London Branch London United Kingdom	63,516

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	27,525
Bank One London	153,100
Clydesdale Bank plc	61,800
TOTAL	**11,055,396**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	10,636
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	91,727
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,297,899
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	20,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	438,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	329,318
Citibank London 11 Old Jewry London EC2R 8D8 UK	27,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	50,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,900
Morgan Stanley	4,300
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	894,218
J.P. Morgan	101,800
State Street Bank & Trust Co.	27,000
National Westminster Bank	76,600
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	72,500
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	44,090
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	15,027

Citibank NA Toronto	12,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	121,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	104,600
TOTAL	**3,743,515**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,893,983
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	694,790
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	2,444,740
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	141,500
Deutsche Bank Mannheim	11,600
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	26,400
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	647,298

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	96,400
State Street Bank & Trust Co.	772,500
Citibank	26,500
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	23,900
Citibank NA Toronto	112,557
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	62,700
Chase Manhattan Nominee Ltd. Australia	14,527
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	26,800
TOTAL	**7,004,995**

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		500,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		7,117,272
	TOTAL	**7,617,272**

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

LORD STEVENSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S SPOUSE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

LADY STEVENSON

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

CONNECTED PERSON – DIRECTOR'S SPOUSE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE

7. Number of shares / amount of stock acquired

3,000

8. Percentage of issued class

0.00037%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25p ORDINARY SHARES

12. Price per share

664.92p

13. Date of transaction

27 AUGUST 2002

14. Date company informed

28 AUGUST 2002

15. Total holding following this notification

114,574

16. Total percentage holding of issued class following this notification

0.01431%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

STEPHEN JONES – 020 7010 2257

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

28 AUGUST 2002

PRESS RELEASES

PEARSON EDUCATION AND THE NEW YORK TIMES EXPAND RELATIONSHIP TO OFFER STUDENTS AND PROFESSORS ENHANCED CONTENT

03-09-2002

Program Includes New Content License, Web Site Feeds and Bundled Print Subscriptions

Pearson Education, the leading worldwide educational publisher (a Pearson company, NYSE: PSO), and The New York Times Company (NYSE: NYT) announced that they have expanded their relationship to bring current and archived New York Times content to professors and students via print, online and electronic platforms. Pearson Higher Education imprints, including Prentice Hall, Addison Wesley, Benjamin Cummings, Longman, and Allyn & Bacon, will be able to enrich textbooks, supplementary materials and companion Web sites with award-winning, relevant New York Times content.

The partnership builds upon the long-standing New York Times relationship with Pearson's Prentice Hall division, which for the past fifteen years has distributed its "Themes of The Times" newspaper supplement to college students across the nation. Themes will now be available in both print and electronic formats, and all Pearson Higher Education imprints will participate in the program. In addition, a new license will enable Pearson Higher Education authors to use Times articles and photographs dating back to 1851, when The Times was first published, to enhance new and revised print textbooks and help teach students real-world applications of theories and concepts.

Pearson will also launch a higher education Web site designed to help students conduct research projects. The Web site will feature full-text feeds of current and archived New York Times articles, organized by academic discipline. In addition, Pearson will bundle discounted semester-length student subscriptions for the print and electronic editions of The New York Times with select Pearson textbooks.

"The New York Times has been a valuable partner for years," says Will Ethridge, president, Pearson Higher Education and Professional Publishing Division. "We are confident our expanded agreement will not only transition much of the content delivery of our partnership to the Internet, but also serve as a base for future joint projects to better serve the needs of college students."

"We are pleased to expand our relationship with Pearson beyond the printed Themes of The Times to incorporate multiple Times assets – The New York Times newspaper, News Services, NYTimes.com and The New York Times Electronic Edition," said Thomas Carley, president, News Services, The New York Times. "We look forward to introducing new audiences to Times journalism through this innovative program with Pearson."

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in integrated education publishing. With such renowned brands as Prentice Hall, Longman, Scott Foresman, Addison Wesley, NCS Pearson, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media to a worldwide marketplace, spanning the learning continuum from birth through college and beyond. Pearson Education is also a global leader in online learning with nearly 2,000 textbook companion Web sites, InformIT.com for technology professionals, and the Family Education Network (FEN), the award-winning online resource for parents, teachers, and children. For more information, visit www.pearsoned.com.

Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Education, Pearson's primary operations include Financial Times Group (www.ft.com) and the Penguin Group (www.penguin.com).

About The New York Times Company

The New York Times Company (NYSE: NYT), a leading media company with 2001 revenues of $3.0 billion, publishes The New York Times, The Boston Globe, and 16 other newspapers; owns eight network-affiliated television stations and two New York radio stations; and has more than 40 Web sites, including NYTimes.com and Boston.com. In 2002 the Company was ranked No. 1 in the publishing industry in Fortune's list of America's Most Admired Companies. Among all 530 companies on the list, the Company ranked No. 1 in quality of products/services and No. 1 in social responsibility. The Company's core purpose is to enhance society by creating, collecting and distributing high-quality news, information and entertainment.